12/30

[redacted]

09042235

SE( )OMMISSION
49

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 3 0 2009
DIVISION OF MARKET REGULATION

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65401

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 1, 2008 (MM/DD/YY) AND ENDING October 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
RBC Capital Markets Arbitrage S.A.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Liberty Plaza
(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Earnest Chandler — (212) 858-7186
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

RBC CAPITAL MARKETS ARBITRAGE S.A.
(An Indirect, Wholly-Owned Subsidiary of the Royal Bank of Canada)
(SEC I.D. No. 8-65401)

STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED OCTOBER 31, 2009
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Filed pursuant to Rule 17a-5(e)(3) as a Public Document.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED UPON PROCEDURES

To the Board of Directors of RBC Capital Markets Arbitrage S.A.
One Liberty Plaza
165 Broadway
New York, NY 1006-1404

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to October 31, 2009, which were agreed to by RBC Capital Markets Arbitrage S.A. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7T. The Company's management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences.

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended October 31, 2009 less revenues reported on the Financial and Operating Combined Uniform Single (FOCUS) reports for the period November 1, 2008 through March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to October 31, 2009 noting no differences.

3. Compared any adjustments reported in Form SIPC-7T with FOCUS reports for the periods, April 1, 2009 through October 31, 2009 and supporting schedules and work papers prepared by management noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T, FOCUS reports for the periods November 1, 2008 through October 31, 2009 and supporting schedules and work papers prepared by management supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

December 21, 2009

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation

SIPC-7T
(29-REV 12/09)

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065401 FINRA OCT
RBC Capital Markets Arbitrage SA
Attn: Earnest Chandler Dir
3 World Financial CTR
New York NY 10281-8098

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Earnest Chandler (212) 858-7186

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 514,221

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (62,175)
6/24/09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 452,046

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ ______

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 452,046

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

RBC Capital Markets Arbitrage SA
(Name of Corporation, Partnership or other organization)

Earnest P Chandler
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 23 day of December, 2009.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending October, 2009
Eliminate cents

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 224,044,589
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		57,109,618
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		57,109,618
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 75,465,676	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$	
Enter the greater of line (i) or (ii)		75,465,676
Total deductions		75,465,676
2d. SIPC Net Operating Revenues		$ 205,688,531
2e. General Assessment @ .0025		$ 514,221

(to page 1 but not less than $150 minimum)

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
RBC Capital Markets Arbitrage S.A.
New York, New York

We have audited the accompanying statement of financial condition of RBC Capital Markets Arbitrage S.A. (the "Company") as of October 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company at October 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

December 21, 2009

RBC CAPITAL MARKETS ARBITRAGE S.A.
(An Indirect, Wholly-Owned Subsidiary of the Royal Bank of Canada)

STATEMENT OF FINANCIAL CONDITION
OCTOBER 31, 2009
(In thousands, except share and per share information)

ASSETS

Cash	$ 21
Securities owned — at fair value (includes securities pledged of $7,612,156)	11,814,448
Receivable from affiliates — net	153
Other assets	76,300
TOTAL ASSETS	$11,890,922

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Bank loans	$ 5,247,540
Securities sold, but not yet purchased — at fair value	1,540,710
Payable to affiliates — net	1,983,780
Accounts payable and accrued liabilities	62,664
Total liabilities	8,834,694
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	1,350,000
STOCKHOLDERS' EQUITY:	
Common stock, $1,000 par value — 150,000 shares authorized, issued and outstanding	150,000
Retained earnings	1,556,228
Total stockholders' equity	1,706,228
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$11,890,922

See accompanying notes to the statement of financial condition.

1. ORGANIZATION

RBC Capital Markets Arbitrage S.A. (the "Company") was incorporated on October 26, 2001 as a "Societe Anonyme" under the laws of the Grand Duchy of Luxembourg. The Company is an indirectly, wholly-owned subsidiary of the Royal Bank of Canada (the "Bank"), a foreign corporation.

The Company is a fully disclosed broker-dealer registered with the Securities and Exchange Commission, and is a member of the Financial Institutions Regulatory Authority ("FINRA"). The Company clears its transactions through an affiliate, RBC Capital Markets Corporation ("RBC CM Corp." or the "Clearing Broker").

The Company is engaged in a single line of business, which is to trade for its own account, in securities and commodities (including but not limited to futures contracts and options thereon). The Company does not conduct any customer business.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the amounts reported in the financial statement and accompanying notes (including valuation of certain securities owned and securities sold, but not yet purchased and compensation accruals). Management believes that the estimates utilized in preparing the financial statement are reasonable. Actual results could differ from these estimates.

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Dividend income and dividend expense are recorded, net on an ex-date basis.

Securities owned and Securities sold, but not yet purchased, are valued at fair value, with both realized and unrealized gains and losses included in Trading gains — net of losses, on the Statement of Income. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the Statement of Financial Condition in Payable to affiliates — net.

Commissions and execution fees are recorded on a trade-date basis as securities transactions occur.

Interest income is recorded on an accrual basis.

Depreciation is provided on a straight-line basis using estimated useful lives of one to three years.

Recent Accounting Pronouncements —

In September 2006, the FASB issued Statement No. 157, which was incorporated into ASC 820 *Fair Value Measurement and Disclosures* (ASC 820). ASC 820 defines fair value, establishes a framework for measuring fair value and enhances disclosure about fair value measurements. It also nullifies the guidance that prohibits recognition of day one gains or losses on derivative transactions where model inputs that significantly impact valuation are not observable. In addition, ASC 820 prohibits the use of block discounts for large positions of unrestricted financial instruments that trade in an active market and requires an issuer to consider changes in its own credit spreads when determining the fair value of its liabilities. ASC 820 is effective for the Company for the fiscal year ending October 31, 2009. The provisions of ASC 820 are to be applied prospectively, except that the provisions related to block discounts and day one gains and losses on valuation of financial instruments with not observable inputs are to be applied as a one-time cumulative effect adjustment to opening retained earnings in the year of the adoption. The adoption of the standard resulted in increased disclosure about fair value measurement, which is discussed further in note 12.

In February 2007 the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial and Liabilities (ASC 825-10). This amended principle provides an option under which a company may irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. This fair value option will be available on a contract-by-contract basis with changes in fair value recognized in earnings. This amended principle is effective for the Company for the fiscal year ending October 31, 2009. The Company did not elect to apply this standard to any financial assets or liabilities.

In March 2008 the FASB issued Statement No. 161, Disclosure about Derivative Instruments and Hedging Activities (ASC 815-10). This Statement is effective for the Company's fiscal year beginning November 1, 2009. This amended principle requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair values and gains and losses on derivative instruments, and disclosures about credit-risk related contingent features in derivative agreements. This amended principle does not require any new derivative or hedging measurements. The Company is currently assessing the impact of (ASC 815-10) on its financial statement.

In October 2008, the FASB issued amended accounting principles related to determining fair value of a financial asset when the market for that asset is not active (ASC 820-10). This amended principle clarifies the application of ASC 820, for a market that is not active. It also allows for the use of management's internal assumptions about future cash flows with appropriately risk-adjusted discount rates when relevant observable market data does not exist. This amended principle did not change the objective of fair value measurement which is the determination of the price that would be received in an orderly transaction that is not a forced liquidation or distressed sale at the measurement date. This amended principle was effective upon issuance, including prior periods for which financial statements had not been issued. The adoption of this amended principle had no impact on the Company's financial statement.

FASB Accounting Standards Codification. In July 2009, the FASB issued the FASB Accounting Standards Codification (the Codification) as the single source of generally accepted accounting principles ("GAAP"). While the Codification did not change GAAP, it introduced a new structure to the accounting literature and changed references to accounting standards and other authoritative accounting guidance. The Codification is effective for the Company's 2009 financial statement and did not have an effect on the Company's financial condition.

Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (ASC 820). In April 2009, the FASB issued amended accounting principles related to determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly. Specifically, these amended principles list factors which should be evaluated to determine whether a transaction is orderly, clarify that adjustments to transactions or quoted prices may be necessary when the volume and level of activity for an asset or liability have decreased significantly, and provide guidance for determining the concurrent weighting of the transaction price relative to fair value indications from other valuation techniques when estimating fair value. The Company adopted these amended accounting principles. Since the Company's fair value methodologies were consistent with these amended accounting principles, adoption did not affect the Company's financial condition.

Subsequent Events (ASC 855). In May 2009, the FASB issued amended accounting principles related to subsequent events, which codify the guidance regarding the disclosure of events occurring subsequent to the balance sheet date. These amended principles do not change the definition of a subsequent event (i.e., an event or transaction that occurs after the balance sheet date but before the financial statements are issued) but requires disclosure of the date through which subsequent events were evaluated when determining whether adjustment to or disclosure in the financial statements is required. These amended principles were effective for the Company for 2009 fiscal year. Since these amended principles require only additional disclosures concerning subsequent events, adoption of the standard did not affect the Company's financial condition, results of operations or cash flows. Management has evaluated subsequent events through the date the financial statement was issued, which was December 21, 2009.

Fair Value Measurements and Disclosures — Measuring Liabilities at Fair Value. In August 2009, the FASB issued amended accounting principle to ASC 820-10 as Accounting Standards Update (ASU) No. 2009-05, "Fair Value Measurements and Disclosures — Measuring Liabilities at Fair Value." This amended principle provides guidance in measuring liabilities when a quoted price in an active market for an identical liability is not available and clarifies that a reporting entity should not make an adjustment to fair value for a restriction that prevents the transfer of the liability. This amended principle is effective for financial statements issued for the first reporting period beginning after issuance of the ASU. Because the Company's current fair value measurement policies are consistent with the ASU, adoption will not affect the Company's financial condition.

3. RELATED PARTY TRANSACTIONS

The Company's business affairs are managed under an agency agreement with RBC CM Corp. In addition to its role as clearing broker for the Company, RBC CM Corp. acts as a computation agent, accounting resource, risk manager, executive, operational and legal representative for the Company under this agency agreement.

4. **SECURITIES OWNED AND SECURITIES SOLD, BUT NOT YET PURCHASED**

Securities owned and Securities sold, but not yet purchased, at October 31, 2009 consisted principally of trading securities and derivative contracts, at fair value, as follows:

	Owned	Sold, But Not Yet Purchased
Equities	7,377,003	$ 1,085,455
Mortgage backed securities	2,082,982	
Derivative contracts	1,714,056	91,250
Corporates	425,026	196,069
Treasuries	215,381	167,936
	$ 11,814,448	$ 1,540,710

The Company pledges its securities owned to collateralize bank loans with an affiliate and required margin with RBC CM Corp. The fair value of the securities owned by the Company that have been pledged to counterparties, where those parties have the right to sell or repledge was $5,268,352. The Clearing Broker pledged $2,343,804 of the Company's securities as collateral under its stock lending activity, which can be sold or repledged by the secured party.

Derivative contracts represent exchange-traded derivative products that are standardized contracts, transacted through regulated exchanges that are used for trading purposes to manage market risk.

5. **BANK LOANS**

On October 31, 2009, the Company maintained a $15,000,000 secured line of credit (the "Secured Credit Facility") with the Bank. Under this agreement, this loan is callable at the discretion of the Bank and the Company does not pay interest. Had interest been charged at market interest rates, the net income of the Company would have been different. The outstanding loan at October 31, 2009 was $5,247,540 collateralized with firm-owned securities of $5,268,352.

6. **TAXATION**

Income Taxes — The Company is a fully taxable Luxembourg resident corporation and is subject in Luxembourg to corporate income tax, municipal business tax and net worth tax.

Withholding Taxes — The Company is a foreign US registered broker and dealer that trades exclusively for its own account. As such the Company does not have a US income tax liability; it is, however, subject to a withholding tax on certain of its dividend and interest income.

The Company has no uncertain tax positions as of October 31, 2009.

7. **COMMITMENTS AND CONTINGENT LIABILITIES**

The Company maintains an operating lease for office space in Luxembourg. The new lease commitment was for three years from February 2008 until February 2011. Thereafter the lease renews quarterly until notice of cancellation is given.

8. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has a $100,000 Subordinated Loan Agreement, renewable on February 13, 2012, with an affiliate, Royal Bank Holding Inc., a Canadian holding company. Under this agreement, the Company does not pay interest.

The Company has a $500,000 Subordinated Loan Agreement, renewable on February 13, 2012, with an affiliate, RBC Capital Markets Arbitrage LLC, a US single member limited liability company. Under this agreement, the Company must pay interest equal to the one month floating LIBOR plus 166 basis points (1.9 % at October 31, 2009).

The Company has a $750,000 Subordinated Loan Agreement, renewable on February 13, 2011, with an affiliate, RBC Capital Markets Arbitrage LLC, a US single member limited liability company. Under this agreement, the Company must pay interest equal to the one month floating LIBOR plus 46 basis points (.7 % at October 31, 2009).

All liabilities subordinated to claims of general creditors are covered by agreements approved by the FINRA and are thus available for computing the Company's net capital pursuant to the Uniform Net Capital Rule. To the extent that such liabilities are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain the greater of 2% of aggregate debit balances minimum net capital, as defined, equal to $250. At October 31, 2009, the Company had net capital of $2,195,500, which was $2,195,250 in excess of the required minimum net capital.

Proprietary accounts held at a clearing broker ("PAIB") are considered allowable assets in the net capital computation. Pursuant to an agreement between the Company and RBC CM Corp., RBC CM Corp. is required to perform a computation for PAIB assets similar to the customer reserve computation.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts that approximate fair value.

Securities owned and Securities sold, but not yet purchased are carried at fair value. Fair value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent securities and valuation pricing models.

Similarly, the company's short-term liabilities pursuant to bank loans and certain other payables are recorded at contracted amounts approximating fair value. These instruments generally have variable interest rates and short-term maturities, in many cases overnight, and accordingly, are not materially affected by changes in interest rates.

The book value of $1,250,000 of liabilities subordinated to claims of general creditors closely approximates fair value based upon market rates of interest available to the Company at October 31, 2009. $100,000 of liabilities subordinated to claims of general creditors is non-interest bearings and the fair value is $99,615. The fair value of the $5,247,540 bank loan is approximately $5,247,526. The fair value is based on estimates using present value techniques, which are significantly affected by the assumptions used concerning the amount and timing of estimated futures cash flows and discount rates. The assumed life is one year or less based on the contractual term.

11. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company maintains positions in a variety of financial instruments. Certain instruments, including equity derivative products, give rise to off-balance sheet risk. Risk arises from changes in the value of the contracts ("market risk") and also from the potential inability of counterparties to perform under the terms of the contracts ("credit risk"). The Company attempts to control its exposure to market risk through use of a proprietary trading system which determines whether the market risk inherent in the Company's portfolios is within established limits.

Securities sold, but not yet purchased, represent obligations of the Company to deliver specified securities at contracted prices, thereby creating an obligation to purchase the securities in the market at prevailing prices. Consequently, the Company's ultimate obligation to satisfy the sale of Securities sold, but not yet purchased, may exceed the amounts recognized in the Statement of Financial Condition.

ASC 815 *Derivatives and Hedging*, as amended requires that all derivatives be recognized as either assets or liabilities and be measured at fair value. The Company buys and sells derivative financial instruments for trading purposes solely for its own account. Net trading gains includes the results from trading of the following instruments: equities, fixed income, exchange traded options and futures contracts on equities and equity indexes; and OTC equity derivative contracts with affiliates and third parties.

12. FAIR VALUE MEASUREMENT – DEFINITION AND HIERARCHY

The Company adopted the provisions of ASC 820, *Fair Value Measurements and Disclosures*, effective November 1, 2008. Under this ASC, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. The hierarchy is broken down into three levels based on observability of inputs as follows:

- **Level 1** – Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail significant degree of judgment.

- **Level 2** – Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- **Level 3** – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Determination of fair value and the resulting hierarchy requires the use of observable market data whenever available. The classification of a financial instrument in the hierarchy is based upon the lowest level of input that is significant to the measurement of fair value. Valuation adjustments that may be made to ensure that financial instruments are reported at fair values include:

- Credit valuation adjustments that represent the estimated fair value of the credit risk of the external counterparties.

- Credit valuation adjustments to reflect the Company's credit quality in the valuation of the Company's liabilities.

- Liquidity adjustments for financial instruments that are not quoted in an active market when the Company believes that the amount realized on sale may be less than the estimated fair value due to low trading volumes.

- Model and parameter adjustments to reflect the impact of use of unobservable model inputs. These adjustments are necessary when instruments are valued using model inputs which are not observable and are subject to significant management judgment.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Securities Owned and Securities Sold, Not Yet Purchased

- Exchange-Traded Equity Securities - Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded they are categorized in Level 1 of the fair value hierarchy.

- U.S. Treasury Securities - U.S. treasury securities are valued using quoted market prices. Accordingly, U.S. treasury securities are generally categorized in Level 2 of the fair value hierarchy.

- Mortgage Securities – Valuations are based on both proprietary and industry recognized models, and discounted cash flow techniques. The most significant inputs to the valuation of these instruments include but are not limited to the level of interest rates and spreads, rates of delinquency, and default and loss expectations. Mortgage securities are generally categorized in the Level 2 of the fair value hierarchy.

- Corporate Bonds - The fair value of corporate bonds is estimated using executed transactions, market price quotations (where observable), bond spreads or credit default swap spreads adjusted for any basis differences between cash and derivative instruments. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy.

- Listed Derivatives Contracts - Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are generally categorized in Level 1 of the hierarchy.

- OTC Derivative Contracts – OTC derivatives contracts include swap and OTC derivative contracts. Depending on the product and terms of the transaction, the fair value of the OTC derivative products can be either observed or modeled using a series of techniques. The majority of the OTC derivative products are categorized within Level 2 of the fair value hierarchy.

The following table presents the financial instruments measured at fair value on a recurring basis as at October 31, 2009 categorized by the valuation hierarchy set out in ASC 820 (in thousands):

	Fair value measurements using			
	Level 1	Level 2	Level 3	Assets/Liabilities at fair value
Securities owned				
Equities	7,377,003	-	-	7,377,003
Mortgage backed securities	-	2,082,982	-	2,082,982
Derivatives contracts	1,667,447	46,609	-	1,714,056
Corporates	-	425,026	-	425,026
Treasuries	-	215,381	-	215,381
	$ 9,044,450	$ 2,769,998	$ -	$ 11,814,448
Securities sold, but not yet purchased				
Equities	1,085,455	-	-	1,085,455
Treasuries	-	167,936		167,936
Derivative contracts	46,426	44,824		91,250
Corporates	-	196,069		196,069
	$ 1,131,881	$ 408,829	$ -	$ 1,540,710

******

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

December 21, 2009

RBC Capital Markets Arbitrage S.A.
One Liberty Plaza
New York, New York 10006

In planning and performing our audit of the financial statements of RBC Capital Markets Arbitrage S.A. (the "Company") as of and for the year ended October 31, 2009 (on which we issued our report dated December 21, 2009 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at October 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP